UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TRANSGLOBE ENERGY CORPORATION / CN
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

893662106
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP 893662106

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	CN Canadian Master Trust Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
	Canada

	5	SOLE VOTING POWER:
NUMBER OF		3,346,640

SHARES	6	SHARED VOTING POWER:
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
PERSON		3,346,640

WITH:	8	SHARED DISPOSITIVE POWER:
		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
	3,346,640

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	4.58%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
	FI

CUSIP 893662106

Item 1(a)	Name of Issuer:
TransGlobe Energy Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:
605 – 5th Avenue. S.W., Suite 2500 Calgary, Alberta T2P 3H5 Canada

Item 2(a)	Name of Person Filing:
CN Canadian Master Trust Fund

Item 2(b)	Address of Principal Business Office or, if None, Residence:
5, Place Ville Marie – bureau 1100 Montreal, Quebec H3C 4T2 Canada

Item 2(c)	Citizenship:
Canada

Item 2(d)	Title of Class of Securities:
Common Shares

Item 2(e)	CUSIP Number:
893662106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☒ A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-(1)(b)(ii)(J), please specify the type of institution: EP

Item 4 (a).	Amount Beneficially Owned
3,346,640

Item 4 (b).	Percent of class

4.58%

The percent of class reported herein are based upon the number of outstanding shares reported in Management’s Discussion and Analysis for the period ended September 30, 2011 filed as Exhibit 99.1 to Form 6-K with the Securities & Exchange Commission by Transglobe Energy Corporation on November 10, 2011, which reported the total outstanding shares of common stock, as of September 30, 2011, as 73,025,471.

Item 4 (c).	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
3,346,640

(ii) Shared power to vote or to direct the vote
0

(iii) Sole power to dispose or to direct the disposition of 3,346,640

(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.
☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transactions having that purpose or effect.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  February 14, 2012

CN CANADIAN MASTER TRUST FUND, by its Trustee, CIBC Mellon Trust Company, and not in its personal capacity

By:	/s/ Timothy Rourke
Name: Timothy Rourke
Title: Authorized Signatory

By:	/s/ Ted Mason
Name: Ted Mason Title: Authorized Signatory